EXHIBIT 14

Code of Business Conduct and Ethics (excerpt from Employee Handbook March 2025)

INTRODUCTION

The Board of Directors of Apyx Medical Corporation (“Apyx” or the “Company”) has adopted this Code of Business Conduct and Ethics (the "Code") in order to:

●	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;
●

promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the "SEC") and in other public communications made by the Company;

●	promote compliance with applicable governmental laws, rules and regulations;
●	promote the protection of Company assets, including corporate opportunities and confidential information;
●	promote fair dealing practices;
●	deter wrongdoing; and
●	ensure accountability for adherence to the Code.

This Code covers multiple business practices and procedures. It should be noted that it is not possible to include every issue that may arise; however, it attempts to set basic principles of ethics and conduct in an effort to guide all employees, officers and directors of the Company. The Code should be provided to and followed by all of Apyx’s employees, officers, directors, legal counsel and consultants.

The Company is committed to maintain the highest standards of ethical conduct. This Code clearly reflects practices and principles of behavior that support the standards of conduct.

SAFETY AND ENVIRONMENT

Safety is always a primary goal. All employees must strive to ensure that the operations of the company are conducted in a safe manner and that all corporate safety rules and practices are adhered to in the workplace. Any violations or unsafe conditions should be promptly brought to a supervisor's attention. In addition, employees must be committed to adhering to the law and taking all reasonable steps to preserve and enhance the laws of public health and safety.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors must protect Apyx 's assets and ensure their efficient use. Such assets include without limitation, intellectual property such as the Company's trademarks, patents, copyrights, confidential information including sales and other data, manufacturing processes and formulae, ideas, plans and strategies. Theft and waste have a direct impact on our profitability and company assets should be used only for legitimate business purposes. Any misuse or infringement of assets should be reported to the Chief Financial Officer or the Chief Executive Officer.

HONEST AND ETHICAL CONDUCT

The Company's policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company's customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

COMPLIANCE WITH APPLICABLE LAWS

All employees, officers and directors of the Company must be in compliance with the laws, rules and regulations of the United States and the countries in which Apyx operates.

The payment or receipt of Kickbacks, bribes or other illegal compensation are strictly prohibited and must not be paid or accepted by any individual employed by or representing Apyx in any capacity.

CONFIDENTIALITY

Employees, officers and directors must maintain the confidentiality of all information entrusted to them by Apyx, our customers, sales brokers, or suppliers, or others with whom we may conduct business, except when disclosure of information is specifically authorized by an executive of Apyx or required as a matter of law.

Confidential information includes any information that has not been made available to the public that provides knowledge of our current or anticipated business activities. It also includes important nonpublic information about firms with which we have dealings, including customers, sales brokers and suppliers. You should not share confidential information with friends, relatives or other non-employees, or discuss any confidential matters in public places, such as elevators, transportation (including airplanes) or restaurants.

PROHIBITION AGAINST INSIDER TRADING

Officers and directors who have knowledge of material nonpublic information about Apyx are prohibited from buying, selling or otherwise trading in the Company’s stock. “Material nonpublic” information includes any information, positive or negative that has not yet been made available or disclosed to the public and that might be of significance to an investor.

Such insiders also are prohibited from giving “tips” on material nonpublic information, that is directly or indirectly of such information to any other person, including but not limited to family members, other relatives and friends. Furthermore, if, in due course of your service you acquire material nonpublic information about another company, such as our customers or suppliers, you are restricted from trading in the securities of the other company. Such “insider trading” is illegal, with criminal and civil penalties.

See Insider Trading policy within the Compliance Program for further information.

FAIR DEALING

All employees, officers, directors and consultants must endeavor to operate fairly and in good faith with fellow employees and customers. No individual employed by the Company or representing the Company shall deliberately attempt to take unfair advantage of anyone.

The Company’s policy is clear:

To select, place and work with every individual in every capacity without discrimination based on race, national origin, gender, age, religion, disability or any other characteristic protected by law.

CORPORATE OPPORTUNITIES

All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position. Directors, officers and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no director, officer or employee may compete with the Company.

CONFLICTS OF INTEREST

A conflict of interest occurs when an individual's private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or officer or their family members are expressly prohibited.

Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized by the Company.

Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with and seek a determination and prior authorization or approval from, their immediate supervisor. If the supervisor is himself or herself involved in the potential or actual conflict, the matter should instead be discussed directly with the Chief Compliance Officer.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

MANAGEMENT OVERRIDE CONTROLS

Management can perpetuate financial reporting frauds by overriding established control procedures and recording unauthorized or inappropriate journal entries or other closing adjustments. The Company seeks to protect the integrity of its internal control environment by providing employees with the means to respond to coercion aimed at undermining internal controls. Our internal control environment over financial reporting has been developed to ensure that controls address:

●	Significant, unusual transactions, particularly those that result in late or unusual journal entries and/or improper use of suspense accounts;
●	Journal entries and adjustments made in the period-end financial reporting process;
●	Related party transactions;
●	Improper revenue recognition;
●	Significant management estimates;
●	Mitigate incentives for, and pressures on, management to falsify or incorrectly report financial results; and / or
●	General company controls which ensure accurate revenue, expenses and liabilities.

The Company has put in place management override controls to prevent any attempt to circumvent internal controls through management override.

To be clear:

The Company’s policy is that all management override of controls is prohibited.

Examples of inappropriate Management Override include, but are not limited to:

●	Manager requests that a payment be made to a vendor without adequate supporting documentation;
●	Manager requests that purchases be made despite the fact that appropriate authorization has not been obtained;
●	Accounting management requests that a significant journal entry is made or not made without basis for his or her decisions or with inadequate documentation;
●	Significant information technology changes are made without appropriate approval, or by bypassing the change management process.

Any employee who is directed by a manager or supervisor to depart from a Company policy and believes that the direction might constitute a violation of the Company’s Code of Business Conduct and Ethics or has concerns about the Company’s accounting and internal controls, should report the matter as a possible violation of this Code to the Human Resources, Corporate Controller, Chief Financial Officer or the whistleblower hotline outlined below.

If they do not believe it appropriate or are not comfortable approaching Company resources referenced above about their concerns or complaints, then they may contact the independent third-party ethics hotline number at 1-844-420-0044 (Lighthouse Services) or via website at www.lighthouse-services.com/apyxmedical.

This tool is also available to any employee working in any Apyx subsidiary around the world. If their concerns or complaints require confidentiality, including keeping their identity anonymous, then this confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Employees, Officers and Directors who are concerned that violations of this Code or that other illegal or unethical conduct by employees, officers or directors of the Company have occurred or may occur should contact their supervisor. If they do not believe it appropriate or are not comfortable approaching their supervisor about their concerns or complaints, then they may contact the independent third-party ethics hotline number at 1-844-420-0044 (Lighthouse Services) or via website at www.lighthouse-services.com/apyxmedical. If their concerns or complaints require confidentiality, including keeping their identity anonymous, then this confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that the Company's public filings be accurate and timely. Depending on their position with the Company, an employee, Officer or Director may be called upon to provide necessary information to assure that the Company's public reports are complete, fair and understandable. The Company expects employees, Officers and Directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements. All of the Company's books, records, accounts and financial statements must be properly maintained.

ACCOUNTING COMPLAINTS

The Company's policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. If any employee, officer or director of the Company has concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Chief Compliance Officer, which will, subject to their duties arising under applicable law, regulations and legal proceedings, treat such submissions confidentially. If you are not comfortable addressing the matter internally with the Chief Compliance Officer or you want to escalate the matter, such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the principal executive offices of the Company.

PROHIBITION ON RETALIATION

The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.

RELATIONSHIP TO COMPANY POLICIES

This Code notes and recognizes the existence of Apyx’s Corporate Policies and Procedures Manual’s policies, including its Anti-bribery / Anti-corruption Policy in Section B.6.0 and its Policy on Reporting of Accounting Concerns in Section B.7.0.

This Code are statements, goals and expectations for good business conduct. The Company's Code is not intended nor will it supersede any local, state or federal laws.

WAIVERS

Any waiver of this Code for executive officers or directors may be made only by the Board of Directors and will be promptly disclosed to stockholders as required by law or stock exchange.

Any questions about a director’s actual or potential conflict of interest with the Company should be brought promptly to the attention of the Audit Committee, which will review the question and determine an appropriate course of action, including whether consideration or action by the full board is necessary. Directors involved in any conflict or potential conflict shall excuse themselves from any decisions relating thereto.